

October 8, 2009

<u>Via U.S. Mail</u>

Penfei Liu
Chief Executive Officer
China Marine Food Group Limited
Da Bao Industrial Zone, Shishi City
Fujian, China
362700

> **Re: China Marine Food Group Limited**
> **Registration Statement on Form S-3**
> **Filed September 14, 2009**
> **File Number 333-161910**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   Please indicate your filing status on the cover page of the registration statement by checking the appropriate box below the paragraph that begins "Indicate by check mark whether the registrant is a large accelerated filer, " <u>etc</u>. See Form S-3 at <u>http://www.sec.gov/about/forms/secforms.htm</u>.

Signatures

2.   Indicate clearly who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. If the same person is signing in more than one of the required capacities, so state. See Instructions 1 and 2 to the Signatures section of Form S-3.

Exhibit 5.1

3.   Each time that you do a takedown of any of these securities, you must file an unqualified opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file at the time of each takedown an unqualified opinion that contains no inappropriate assumptions.

4.   Please obtain and file a new opinion of counsel to address the following comments.

5.   The opinion should be rendered by those admitted to practice and qualified to render an opinion in Nevada. In that regard, the current opinion makes clear that counsel is not admitted to practice in Nevada. Moreover, counsel assumes that the laws of Nevada "are identical to the laws of the State of New York," an assumption which is untrue and unacceptable.

6.   With regard to equity securities, counsel must opine on legality under the laws of the state in which the registrant is incorporated. Also, counsel must opine on the state contract law governing the warrant agreement, rights agreement, unit agreement, and deposit agreement. The opinion should make clear that it encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations of each relevant jurisdiction.

7.   Counsel assumes that "the Company is and will remain duly organized, validly existing and in good standing under Nevada law." That assumption is inappropriate insofar as those matters underlie the opinions it must render and are ascertainable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

/s/ Timothy S. Levenberg for
H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Steven W. Schuster
(800) 203-1556